Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 1 / 7 Announcement Summary Entity name RIO TINTO LIMITED Date of this announcement Monday January 15, 2024 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date RIOAL SHARE RIGHTS 6,812 31/12/2023 Refer to next page for full details of the announcement +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX EXHIBIT 99.3

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity RIO TINTO LIMITED We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ABN Registration number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.5 Date of this announcement 15/1/2024 New announcement

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 3 / 7 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: has an existing ASX security code ("existing class") +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 4 / 7 Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B ASX +security code and description RIOAL : SHARE RIGHTS Date the +securities the subject of this notification were issued 31/12/2023 Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class Were any of the +securities issued to +key management personnel (KMP) or an +associate? Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms Rio Tinto Limited Global Employee Share Plan (myShare) was approved by the shareholders at the 2021 annual general meeting and the terms of myShare is set out in the Notice of Meeting at: https://www.asx.com.au/asxpdf/20210308/pdf/44tfy5dwg3nsp1.pdf Any other information the entity wishes to provide about the +securities the subject of this notification Issue details Number of +securities 1,352 ASX +security code and description RIOAL : SHARE RIGHTS Date the +securities the subject of this notification were issued 31/12/2023 Will these +securities rank equally in all respects from their issue date with the existing issued No Yes

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 5 / 7 Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class Were any of the +securities issued to +key management personnel (KMP) or an +associate? Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms Rio Tinto Limited Equity Incentive Plan (EIP) Rules were approved by the shareholders at the 2018 annual general meeting and the terms of myShare is set out in the Notice of Meeting at https://www.asx.com.au/asxpdf/20180302/pdf/43s 3gxnhrdy1kj.pdf Any other information the entity wishes to provide about the +securities the subject of this notification Issue details Number of +securities 5,460 No Yes

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 6 / 7 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +Securities (Total number of each +class of +securities quoted) ASX +security code and description Total number of +securities on issue RIO : ORDINARY FULLY PAID 371,216,214 4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue RIOAI : SPECIAL VOTING SHARE 1 RIOAK : DLC DIVIDEND SHARE 1 RIOAL : SHARE RIGHTS 3,684,194

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? 5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 5.2b.1 How many +securities are being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 6,812 5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? No Yes No No